
July 14, 2023

Eric Swider
Chief Executive Officer
Digital World Acquisition Corp.
3109 Grand Ave #450
Miami, FL 33133

      Re: Digital World Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 23, 2023
          File No. 001-40779

Dear Eric Swider:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Sean Donahue